Exhibit (a)(5)(C)

Hyperscale Data, Inc. Announces Preliminary Results for Tender Offer

LAS VEGAS--(PR NEWSWIRE) – June 9, 2026 – Hyperscale Data, Inc. (NYSE American: GPUS), an artificial intelligence (“AI”) data center company anchored by Bitcoin (“Hyperscale Data” or the “Company”), today announced the preliminary results of its cash tender offer (the “Offer”) to repurchase up to 23,809,523 shares of its Class A common stock, par value $0.001 per share (“Class A common stock”), at a fixed purchase price of $0.21 per share, for an aggregate purchase price of up to approximately $5.0 million. The Offer expired at one minute after 11:59 p.m. Eastern Time on June 8, 2026.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), a total of approximately 8,544,831 shares of Class A common stock were validly tendered and not validly withdrawn. Additionally, approximately 309,828 shares were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the Offer and based on the preliminary count by the Depositary, Hyperscale Data expects to accept for payment an aggregate of 8,854,659 shares of Class A common stock, at a purchase price of $0.21 per share, for an aggregate purchase price of approximately $1.86 million, excluding fees and expenses relating to the Offer. The shares to be acquired pursuant to the Offer represent approximately 1.9% of Hyperscale Data’s outstanding Class A common stock as of May 15, 2026.

The number of shares expected to be purchased in the Offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the one business day settlement period. The final number of shares to be purchased in the Offer will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the Offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, without interest.

Stockholders with questions about the Offer may contact Georgeson LLC, the information agent for the Offer at (877) 514-4861.

About Hyperscale Data, Inc.

Through its wholly owned subsidiary Sentinum, Inc., Hyperscale Data owns and operates a data center at which it mines digital assets and offers colocation and hosting services for the emerging AI ecosystems and other industries. Hyperscale Data’s other wholly owned subsidiary, Ault Capital Group, Inc. (“ACG”), is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact.

Hyperscale Data currently expects the divestiture of ACG (the “Divestiture”) to occur in the second quarter of 2027. Upon the occurrence of the Divestiture, the Company would be an owner and operator of data centers to support high-performance computing services, as well as a holder of the digital assets. Until the Divestiture occurs, the Company will continue to provide, through ACG and its wholly and majority-owned subsidiaries and strategic investments, mission-critical products that support a diverse range of industries, including an AI software platform, equipment rental services, defense/aerospace, industrial, automotive and hotel operations. In addition, ACG is actively engaged in private credit and structured finance through Ault Lending, LLC, a licensed lending subsidiary. Hyperscale Data’s headquarters are located at 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.

On December 23, 2024, the Company issued one million (1,000,000) shares of a newly designated Series F Exchangeable Preferred Stock (the “Series F Preferred Stock”) to all common stockholders and holders of the Series C Preferred Stock on an as-converted basis. The Divestiture will occur through the voluntary exchange of the Series F Preferred Stock for shares of Class A Common Stock and Class B Common Stock of ACG (collectively, the “ACG Shares”). The Company reminds its stockholders that only those holders of the Series F Preferred Stock who agree to surrender such shares, and do not properly withdraw such surrender, in the exchange offer through which the Divestiture will occur, will be entitled to receive the ACG Shares and consequently be shareholders of ACG upon the occurrence of the Divestiture.

Forward-Looking Statements

This press release contains “forward-looking statements” regarding future events and our future results. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events, except as required by law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at hyperscaledata.com.

Hyperscale Data Investor Contact:

IR@hyperscaledata.com or 1-888-753-2235